Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 2012 Equity Incentive Plan of Silver Bay Realty Trust Corp. of our report dated September 10, 2012, with respect to the balance sheet of Silver Bay Realty Trust Corp., our report dated November 9, 2012, with respect to the consolidated financial statements of Two Harbors Property Investment LLC, and our report dated September 10, 2012, with respect to the combined statements of revenues and certain operating expenses of the Provident Entities, included in the Registration Statement (Form S-11 No. 333-183838) and related Prospectus, as amended, of Silver Bay Realty Trust Corp. filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

December 13, 2012